Exhibit 99.25

AMERICAN LITHIUM CORP.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS AND

MANAGEMENT INFORMATION CIRCULAR

Dated: August 2, 2021

Meeting Details

Date:	September 9, 2021
Time:	2:00 p.m. (Vancouver Time)
Place:	Suite 1507, 1030 West Georgia Street Vancouver, British Columbia, V6E 2Y3

American Lithium Corp.

Suite 1507, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada

Telephone: 604.428.6128

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders of common shares (“Shareholders”) of American Lithium Corp. (the “Company”) will be held on Thursday, September 9, 2021 at 2:00 p.m. (Vancouver time) at Suite 1507, 1030 West Georgia Street, Vancouver, British Columbia, and by teleconference, for the following purposes:

(a)	to receive the audited consolidated financial statements of the Company as at and for the financial years ended February 28, 2020 and 2021, together with the reports of the auditor thereon;
(b)	to re-appoint Manning Elliott LLP, Chartered Professional Accountants as auditor of the Company for the ensuing year and authorize the board of directors to fix the remuneration of the auditor;
(c)	to fix the number of the directors of the Company for the ensuing year at six (6);
(d)	to elect directors to hold office for the ensuing year; and
(e)	to re-approve the Company’s stock option plan (the “Option Plan”), as set out under the heading the “Stock Option Plan” in the attached information circular.

The accompanying information circular (“Circular”) provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

The Company is offering Shareholders the opportunity to participate in the Meeting by way of teleconference. Registered Shareholders, or proxyholders representing registered shareholders, participating in the Meeting by way of teleconference will be considered present in person at the Meeting for the purposes of determining quorum. Shareholders wishing to participate by teleconference may do so by dialing the following conference line, and entering the conference ID set forth below:

Conference Line:	1.855.453.6958
Conference ID:	1414272

A Shareholder who is unable to attend the Meeting in person and who wishes to ensure that such Shareholder’s shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the Circular.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 2:00 p.m. (Vancouver time) on Tuesday, September 7, 2021, as voting will not be available via telephone on the day of the Meeting.

2

As set out in the notes, the enclosed proxy is solicited by management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED this 2nd day of August, 2021.

By order of the Board of Directors.
AMERICAN LITHIUM CORP.
/s/ “Simon Clarke”
Simon Clarke, Director and Chief Executive Officer

American Lithium Corp.

Suite 1507, 1030 West Georgia Street

Vancouver, British Columbia, V6E 2Y3, Canada

Telephone: 604.428.6128

MANAGEMENT INFORMATION CIRCULAR

(containing information as at August 2, 2021 unless otherwise stated)

For the Annual General and Special Meeting
to be held on September 9, 2021

SOLICITATION OF PROXIES

This Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management (the “Management”) of American Lithium Corp. (the “Company”), for use at the annual general and special meeting (the “Meeting”) of the shareholders (“Shareholders”) of the Company to be held on Thursday, September 9, 2021 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

Impact of COVID-19

This year to proactively deal with the unprecedented health impact of the novel coronavirus, also known as COVID-19, to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, and in compliance with current government direction and advice, we will hold a hybrid Meeting, allowing for Shareholder participation in person and via teleconference. Shareholders will have the opportunity to participate at the Meeting via teleconference regardless of their geographic location by calling (toll-free) 1.855.453.6958 and using conference ID 1414272.

The Company reserves the right to take any additional precautionary measures it deems appropriate in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak, including changing the Meeting date, time, location and/or means of holding the Meeting. Such changes will be announced by way of news release. Shareholders are advised to monitor the Company’s SEDAR profile at www.sedar.com where copies of such news releases, if any, will be posted. The Company does not intend to prepare an amended Circular in the event of changes to the Meeting format.

We strongly encourage Shareholders to attend the Meeting via teleconference and to vote their common shares prior to the Meeting by proxy, prior to the proxy cut-off at 2:00 p.m. (Vancouver time) on Tuesday, September 7, 2021, as voting will not be available via telephone on the day of the Meeting.

The enclosed form of proxy (the “Proxy”) is solicited by Management. The solicitation will be primarily by mail however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

Use of Notice and Access Provisions

The Company will be using the notice and access model (“Notice and Access”) provided for under National Instrument 51-102 and National Instrument 54-101 (“Notice-and-Access Provisions”) for the delivery of the Notice of Meeting, Circular and Proxy, financial statements and related management’s discussion and analysis to Shareholders for the Meeting. The Company has adopted this alternative means of delivery in order to further its commitment to environmental sustainability and to reduce its printing and mailing costs.

The Notice of Meeting, Circular and Proxy (together “the “Meeting Materials”), are available on the website of AST Trust Company at https://www.meetingdocuments.com/astca/LI and under the Company’s profile on SEDAR at www.sedar.com. Under the Notice-and-Access Provisions, Shareholders can request that printed copies of the Meeting Materials be sent to them by postal delivery at no cost to them up to one year from the date the Circular was filed on SEDAR. Shareholders wishing to obtain printed copies of the Meeting Materials prior to the Meeting or who wish to receive more information on the Notice-and-Access system must do so no later than August 26, 2021 in order to allow adequate time for a Shareholder to receive and review such Meeting Materials and/or other information and then to submit their vote prior to the proxy cut-off. Shareholders may make their request by calling toll free within North America at 1-888-433-6443; or direct from outside of North America at 1-416 682-3801.

Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a company to reduce the volume of materials to be physically mailed to shareholders by posting the Circular and any additional meeting materials online. American Lithium’s Shareholders are receiving Notice and Access Notification to Shareholders and a form of proxy (collectively, the “Proxy Materials”) and may choose to receive a hard copy of the Meeting Materials. The Company will not use a procedure known as “stratification” in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the Proxy are representatives of the Company.

A Shareholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Shareholder) to attend and act on the Shareholder's behalf at the Meeting other than the persons named in the accompanying form of proxy. To exercise this right, a Shareholder shall strike out the names of the persons named in the accompanying form of proxy and insert the name of the Shareholder's nominee in the blank space provided or complete another suitable form of proxy.

A proxy will not be valid unless it is duly completed, signed and deposited with the Company’s registrar and transfer agent, AST Trust Company (Canada) (“AST Trust”) by mail at P.O Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax within North America at 1-866-781-3111 or outside North America at 1-416-368-2502, or by scan and email to proxyvote@astfinancial.com, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof. A proxy must be signed by the Shareholder or by his attorney in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

Revocation of Proxy

A Shareholder who has given a Proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by instrument in writing executed by the Shareholder or by his or her attorney authorized in writing, or, if the Shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer and deposited with the Company's registrar and transfer agent, AST Trust Company, by mail at P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada, or by fax within North America at 1-866-781-3111 or outside North American at 1-416-368-2502, or by scan and email to proxyvote@astfinancial.com, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING BY PROXYHOLDER

Manner of Voting

The common shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice on the Proxy with respect to any matter to be acted upon, the shares will be voted accordingly. On any poll, the persons named in the Proxy (the “Proxyholders”) will vote the shares in respect of which they are appointed. Where directions are given by the Shareholder in respect of voting for or against any resolution, the Proxyholder will do so in accordance with such direction.

The Proxy, when properly signed, confers discretionary authority on the Proxyholder with respect to amendments or variations to the matters which may properly be brought before the Meeting. As at the date of this Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the Proxyholder.

2

In the absence of instructions to the contrary, the Proxyholders intend to vote the common shares represented by each Proxy, properly executed, in favour of the motions proposed to be made at the Meeting as stated under the headings in this Circular.

Voting Thresholds Required for Approval

In order to approve a motion proposed at the Meeting, a majority of not less than one-half of the votes cast will be required (an “Ordinary Resolution”) unless the motion requires a special resolution (a “Special Resolution”), in which case a majority of not less than two-thirds of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Shareholder approval, common shares held by Shareholders of the Company who are also “insiders”, as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

aDVICE TO registered shareholders

Shareholders whose names appear on the records of the Company as the registered holders of common shares in the capital of the Company (the “Registered Shareholders”) may choose to vote by proxy whether or not they are able to attend the Meeting in person.

Registered shareholders can vote by proxy or in person in one of the following ways:

Internet

Go to:

•	www.ASTvotemyproxy.com
o	Cast your vote online
o	View Meeting documents

You will need your control number, which appears below your name and address on the Proxy.

Telephone

Use any touch-tone phone, call toll free in Canada and United States 1-888-489-7352 and follow the voice instructions. You will need your control number, which appears below your name and address on the Proxy. You may also be able to vote using your smartphone by scanning the QR Code that appears on the Proxy.

Fax and Email

Complete both sides of the proxy form, sign and date it and fax both sides to our transfer agent, AST Trust Company, Attention: Proxy Department, to 416.368.2502 or toll free in Canada and the United States to 1.866.781.3111 or scan and email to proxyvote@astfinancial.com.

Mail

Complete, sign and date the form and return it in the envelope provided, or send it to: AST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, Canada.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 2:00 p.m. (Vancouver time) on September 7, 2021.

If the meeting is postponed or adjourned, we must receive your completed form of proxy by 2:00 p.m. (Vancouver time), two full business days before any adjourned or postponed meeting at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

3

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold shares in their own name.

Shareholders who do not hold their shares in their own name (referred to in this information circular as “Beneficial Shareholders”) should note that only proxies deposited by Registered Shareholders whose names appear on the records of the Company as the registered holders of shares can be recognized and acted upon at the Meeting.

If shares are listed in an account statement provided to a Shareholder by an intermediary, such as a brokerage firm, then, in almost all cases, those shares will not be registered in the Shareholder’s name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder’s intermediary or an agent of that intermediary, and consequently the Shareholder will be a Beneficial Shareholder. In Canada, the vast majority of such shares are registered under the name CDS & Co. (being the registration name for the Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). The shares held by intermediaries or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, an intermediary and its agents are prohibited from voting shares for the intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their shares are communicated to the appropriate person.

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to a Beneficial Shareholder by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the Beneficial Shareholder.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically supplies a voting instruction form, mails those forms to Beneficial Shareholders and asks those Beneficial Shareholders to return the forms to Broadridge or follow specific telephone or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure such shares are voted.

There are two kinds of Beneficial Shareholders, those who object to their name being made known to the issuers of securities which they own (“OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (“NOBOs” or Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy related materials directly to NOBOs. This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our Transfer Agent, AST Trust Company. These VIFs are to be completed and returned to AST Trust Company in the envelope provided or by facsimile. In addition, AST Trust Company provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. AST Trust Company will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive. The Company does not intend to pay for intermediaries to deliver these securityholder materials to OBOs and, as a result, OBOs will not be sent paper copies unless their intermediary assumes the costs.

These proxy-related materials are being sent to both Registered Shareholders and Beneficial Shareholders of the Company. If you are a Beneficial Shareholder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. In this event, by choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you; and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

4

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purpose of voting shares registered in the name of their broker, agent or nominee, a Beneficial Shareholder may attend the Meeting as a Proxyholder for a Registered Shareholder and vote their shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as Proxyholder for a Registered Shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their shares as a Proxyholder.

Non-Objecting Beneficial Owners

Pursuant to NI 54-101 issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs. This year, the Company will rely on those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF from AST Trust Company. These VIFs are to be completed and returned to AST Trust in the envelope provided or by facsimile. In addition, AST Trust provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. AST Trust will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

If you are a Beneficial Shareholder and the Company or its agent has sent these proxy-related materials to you directly, please be advised that your name, address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding your securities on your behalf. By choosing to send these proxy-related materials to you directly, the Company (and not the intermediaries holding securities your behalf) has assumed responsibility for (i) delivering the proxy-related materials to you and (ii) executing your proper voting instructions as specified in the VIF.

Objecting Beneficial Owners

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their shares are voted at the Meeting.

Applicable regulatory rules require intermediaries to seek voting instructions from OBOs in advance of Shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by OBOs in order to ensure that their shares are voted at the Meeting. The purpose of the form of proxy or voting instruction form provided to an OBO by its broker, agent or nominee is limited to instructing the registered holder of the shares on how to vote such shares on behalf of the OBO.

The form of proxy provided to OBOs by intermediaries will be similar to the Proxy provided to Registered Shareholders. However, its purpose is limited to instructing the intermediary on how to vote your shares on your behalf. The majority of intermediaries now delegate responsibility for obtaining instructions from OBOs to Broadridge. Broadridge typically supplies voting instruction forms, mails those forms to OBOs, and asks those OBOs to return the forms to Broadridge or follow specific telephonic or other voting procedures. Broadridge then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of the shares to be represented at the meeting. An OBO receiving a voting instruction form from Broadridge cannot use that form to vote shares directly at the Meeting. Instead, the voting instruction form must be returned to Broadridge or the alternate voting procedures must be completed well in advance of the Meeting in order to ensure that such shares are voted.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of the directors or officers of the Company, at any time since the beginning of the Company’s last financial year, nor any proposed nominee for election as a director, or any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting exclusive of the election of directors or the appointment of auditors. Directors and officers may, however, be interested in the approval of the Option Plan as detailed in “Approval of Stock Option Plan” below, as such persons are entitled to participate in the Option Plan.

5

RECORD DATE, VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

A Shareholder of record at the close of business on July 26, 2021 (the “Record Date”) who either personally attends the Meeting or who has completed and delivered a proxy in the manner and subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting, or any adjournment thereof.

The Company's authorized capital consists of an unlimited number of common shares (the “Common Shares”) without par value. As at the Record Date, the Company has 176,949,641 Common Shares issued and outstanding, each share carrying the right to one vote.

To the best of knowledge of the directors and executive officers of the Company, as of the date of the Circular, no persons or corporations beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

executive compensation

For the purpose of this information circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“Director” means an individual who acted as a director of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of IFRS 2 Share-Based Payments;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)	each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(5) of Form 51-102F6V – Statement of Executive Compensation, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year; and

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

Statement of Executive Compensation

The following table sets out all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, for the three most recently completed financial years:

6

Director and NEO Compensation, Excluding Compensation Securities

Summary Compensation Table
Name and position	Year (1)	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites	Pension value ($)	Value of all other compensa-tion ($)	Total compensa-tion ($)
Michael Kobler (2) General Manager, US Operations; Former Director, CEO, COO and Executive Chairman	2021	323,283	N/A	N/A	N/A	N/A	N/A	323,831
	2020	235,681	N/A	N/A	N/A	N/A	N/A	235,681
	2019	239,219	N/A	N/A	N/A	N/A	N/A	239,219
Andrew Bowering (3) Chairman & Director, Former CFO	2021	120,000	N/A	N/A	N/A	N/A	N/A	120,000
	2020	120,000	N/A	N/A	N/A	N/A	N/A	120,000
	2019	126,301	N/A	N/A	N/A	N/A	N/A	126,301
Simon Clarke (4) CEO & Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	NA
Laurence Stefan (5) President & Chief Operating Officer & Director	2021	N/A	N/A	N/A	N/A	N/A	N/A	NA
GA Binninger Director (6)	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Andrew Squires Former Director (7)	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1)	Financial years ended February 28, 2019 , 2020 and 2021.
2)	Michael Kobler served as Chief Operating Officer and Executive Chairman from August 2016 until April 29, 2021; CEO from February 8, 2017 until his resignation on April 29, 2021, at which time he was appointed General Manager, US Operations. He served as a director of the Company from March 2016 until May 11, 2021.
3)	Andrew Bowering served as CFO from August 22, 2017 until May 11, 2021 and as Corporate Secretary from August 22, 2017 until October 4, 2019. He was appointed as Chairman of the Board on May 11, 2021.
4)	Simon Clarke was elected as a director on June 25, 2020 and has served as CEO since April 29, 2021.
5)	Laurence Stefan was appointed President & Chief Operating Officer on May 11, 2021.
6)	GA Binninger was appointed as a director on August 20, 2020.
7)	Andrew Squires was appointed as a director of the Company on May 11, 2016 and resigned as a director effective August 19, 2020.

Stock Options and Other Compensation Securities

The following table sets out all compensation securities granted or issued to each NEO and director by the Company or one of its subsidiaries in the three most recently completed financial years ending February 28, 2019, 2020 and 2021:

7

Compensation Securities
Name and position	Type of compen- sation security	Number of compensation securities, number of underlying securities, and percentage of class(1)	Date of issue or grant	Issue, conversion or exercise price(1) ($)	Closing price of security or underlying security on date of grant(1) ($)	Closing price of security or underlying security at year end(1) ($)	Expiry Date
Simon Clarke CEO & Director	Stock Options	300,000	Sep 17, 2020	1.28	1.20	3.06	Sep 17, 2025
Andrew Bowering Chairman & Director	Stock Options	100,000	Jun 29, 2018	0.35	0.22	0.76	Jun 29, 2023
		200,000	Feb 4, 2020	0.25	0.295	0.235	Feb 4, 2025
		600,000	Sep 17, 2020	1.28	1.20	3.06	Sep 17, 2025
Michael Kobler General Manager, US Operations; Former CEO and Director	Stock Options	100,000	Jun 29, 2018	0.35	0.22	0.76	Jun 29, 2023
		600,000	Sep 17, 2020	1.28	1.20	3.06	Sep 17, 2025
GA (Ben) Binninger, Director	Stock Options	300,000	Sep 17, 2020	1.28	1.20	3.06	Sep 17, 2025
Andrew Squires, Former Director	Stock Options	50,000	Jun 29, 2018	0.35	0.22	0.76	Jun 29, 2023
		100,000	Feb 4, 2020	0.25	0.295	0.235	Feb 4, 2020
(1)	Reflects the 2:1 forward split of the Company’s issued and outstanding capital effective May 1, 2018.

Exercise of Compensation Securities by Directors and NEOs

The following incentive stock options were exercised by Directors and NEOs during the most recently completed financial year:

8

Exercise of Compensation Securities by Directors and NEOs
Name and position	Type of Compen-sation security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Simon Clarke, (1) CEO & Director	Stock Options	200,000	0.31	Jun 16, 2020	1.58	1.27	254,000
Andrew Squires, Former Director	Stock Options	160,000	0.31	Jul 16, 2020	2.14	1.83	292,800
		40,000	0.31	Aug 14, 2020	1.45	1.14	45,600
		50,000	0.35	Aug 14, 2020	1.45	1.10	55,000
		100,000	0.25	Jan 13, 2021	2.33	2.08	208,000
GA Ben Binninger, Director	Stock Options	250,000	0.25	Feb 18, 2021	3.42	3.17	792,500

(1)       Exercised prior to appointment as a director or officer of the Company.

Stock Option Plans and Other Incentive Plans

The Company has adopted a stock option plan (the “Option Plan”) pursuant to which the Board may grant options (the “Options”) to purchase Common Shares of the Company to NEOs, directors and employees of the Company or affiliated corporations and to consultants retained by the Company.

The purpose of the Option Plan is to attract, retain, and motivate NEOs, directors, employees and other service providers by providing them with the opportunity, through options, to acquire an interest in the Company and benefit from the Company’s growth. Under the Option Plan, the maximum number of Common Shares reserved for issuance, including Options currently outstanding, is equal to ten (10%) percent of the Shares outstanding from time to time (the “10% Maximum”). The 10% Maximum is an “evergreen” provision, meaning that, following the exercise, termination, cancellation or expiration of any Options, a number of Common Shares equivalent to the number of options so exercised, terminated, cancelled or expired would automatically become reserved and available for issuance in respect of future Option grants.

The number of Common Shares which may be the subject of Options on a yearly basis to any one person cannot exceed five (5%) percent of the number of issued and outstanding Common Shares at the time of the grant. Options may be granted to any employee, officer, director, consultant, affiliate or subsidiary of the Company exercisable at a price which is not less than the market price of common shares of the Company on the date of the grant. The directors of the Company may, by resolution, determine the time period during which any option may be exercised (the “Exercise Period”), provided that the Exercise Period does not contravene any rule or regulation of such exchange on which the Common Shares may be listed. All Options will terminate on the earliest to occur of (a) the expiry of their term; (b) the date of termination of an optionee’s employment, office or position as director, if terminated for just cause; (c) ninety (90) days (or such other period of time as permitted by any rule or regulation of such exchange on which the Common Shares may be listed) following the date of termination of an optionee’s position as a director or NEO, if terminated for any reason other than the optionee’s disability or death; (d) thirty (30) days following the date of termination of an optionee’s position as a consultant engaged in investor relations activities, if terminated for any reason other than the optionee’s disability, death, or just cause; and (e) the date of any sale, transfer or assignment of the Option.

Options are non-assignable and are subject to early termination in the event of the death of a participant or in the event a participant ceases to be a NEO, director, employee, consultant, affiliate, or subsidiary of the Company, as the case may be. Subject to the foregoing restrictions, and certain other restrictions set out in the Option Plan, the Board is authorized to provide for the granting of Options and the exercise and method of exercise of options granted under the Option Plan.

9

There are presently 15,152,877 Options outstanding under the Option Plan, 4,404,500 of which are held by NEOs or directors of the Company.

Employment, Consulting and Management Agreements

Management functions of the Company are not, to any substantial degree, performed other than by directors or NEOs of the Company. During the most recently completed financial year, there were no agreements or arrangements that provide for compensation to NEOs or directors of the Company, or that provide for payments to a NEO or director at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, severance, a change of control in the Company or a change in the NEO or director’s responsibilities. However, subsequent to the most recently completed financial year, the Company entered into the following agreements with the following officers and/or directors of the Company:

Simon Clarke – Chief Executive Officer and Director

Pursuant to a consulting agreement effective April 29, 2021 between a personal holding company of Simon Clarke and the Company (the “Clarke Agreement”), Mr. Clarke has agreed to provide the services of Chief Executive Officer and director, with a monthly retainer of $22,500 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Mr. Clarke is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company also reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. Clarke also received a signing bonus of $200,000 upon the successful completion of the acquisition by the Company of Plateau Energy Metals Inc. (which such transaction closed on May 11, 2021).

See “Termination and Change of Control” below for further details regarding the Clarke Agreement.

Phillip Gibbs – Chief Financial Officer

Pursuant to a consulting agreement effective May 11, 2021 between a personal holding company of Philip Gibbs and the Company (the “Gibbs Agreement”), Mr. Gibbs has agreed to provide the services of Chief Financial Officer, with a monthly retainer of $14,750 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Mr. Gibbs is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. Gibbs also received a signing bonus of $150,000.

See “Termination and Change of Control” below for further details regarding the Gibbs Agreement.

Andrew Bowering – Chairman and Director

Pursuant to a consulting agreement effective May 11, 2021 between a personal holding company of Andrew Bowering and the Company (the “Bowering Agreement”), Mr. Bowering has agreed to provide the services of Chairman and director, with a monthly retainer of $15,000 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Mr. Bowering is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. Bowering also received a signing bonus of $200,000.

See “Termination and Change of Control” below for further details regarding the Bowering Agreement.

Laurence Stefan – President and Chief Operating Officer

Pursuant to a consulting agreement effective April 27, 2021 between a personal holding company of Laurence Stefan and the Company (the “Stefan Agreement”), Mr. Stefan has agreed to provide the services of President and Chief Operating Officer, with a monthly retainer of $22,500 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Mr. Stefan is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses Mr. Stefan for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. Stefan also received a signing bonus of $400,000.

10

See “Termination and Change of Control” below for further details regarding the Stefan Agreement.

Terrence O’Connor – Technical Advisor and Director

Pursuant to a consulting agreement effective April 27, 2021 between a personal holding company of Terrence O’Connor and the Company (the “O’Connor Agreement”), Mr. O’Connor has agreed to provide the services of Technical Advisor and director, with a monthly retainer of $11,250 per month (subject to adjustment, if deemed appropriate, based on the performance of the Company). Mr. O’Connor is also entitled to bonuses, option grants or executive incentives at the discretion of the Board. The Company reimburses for all reasonable travel and other out-of-pocket expenses incurred in connection with carrying out his services. Mr. O’Connor also received a signing bonus of $150,000.

Termination and Change of Control

For the purposes of this section, a “Change of Control” has occurred upon any of the following events occurring:

(i)	a merger, amalgamation, arrangement, reorganization or transfer takes place in which equity securities of the Company possessing more than one-half of the total combined voting power of the Company’s outstanding equity securities are acquired by a person or persons different from the persons holding those equity securities immediately prior to such transaction, and the composition of the board of directors of the Company following such transaction is such that the directors of the Company prior to the transaction constitute less than one-half of the directors following the transaction, except that no Change in Control will be deemed to occur if such merger, amalgamation, arrangement, reorganization or transfer is with any subsidiary or subsidiaries of the Company;

(ii)	if any person, or any combination of persons acting jointly or in concert by virtue of an agreement, arrangement, commitment or understanding shall acquire or hold, directly or indirectly, the right to appoint a majority of the directors of the Company; or

(iii)	if the Company sells, transfers or otherwise disposes of all or substantially all of its assets, except that no Change in Control will be deemed to occur if such sale or disposition is made to a subsidiary or subsidiaries of the Company.

In addition, for the purposes of this section, any references to: (i) the “Agreement”, refer to each of the Clarke Agreement, the Gibbs Agreement, the Bowering Agreement, the Stefan Agreement and the O’Connor Agreement, as applicable and: (ii) the “Consultant”, refer to each of Mr. Clarke, Mr. Gibbs, Mr. Bowering, Mr. Stefan and Mr. O’Connor, as applicable.

The Company may terminate the Agreement if the Consultant: (i) refuses or is unable to provide the services or is in breach of any material provision thereof, provided that if capable of being cured, the Company has provided written notice of such event and the Consultant thereafter has 10 days to cure; (ii) has engaged in any violation of any law applicable to the Company, or (iii) commits any willful act that constitutes personal dishonesty or gross misconduct in connection with the his duties and responsibilities to the Company and that is injurious to the Company or its related entities. Except in the circumstances described above, the Company may terminate the Agreement at any time upon notice, in which case the agreement will terminate on the date that is twenty-four (24) months following such notice. The Company may elect to terminate at any time prior to such date by providing payment in lieu of notice at the applicable monthly rate.

The Consultant may terminate the Agreement if the Company is in breach of any material provision of the terms thereof, provided that he has provided written notice of such event and the Company thereafter has 10 days to cure. In addition, the Consultant may terminate at any time upon ninety (90) days notice to the Company, provided that if he terminates within twelve (12) months of a Change of Control, the Company will be required to pay, on termination, an amount equal to the total fees the Consultant would been entitled to receive for a period of twenty-four (24) months.

11

Oversight and Description of Director and NEO Compensation

Compensation of NEOs

Compensation of NEOs is reviewed annually and determined by the Board. The level of compensation for NEOs is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Elements of NEO Compensation

As discussed above, the Company provides an Option Plan to motivate NEOs by providing them with the opportunity, through Options, to acquire an interest in the Company and benefit from the Company’s growth. The Board does not employ a prescribed methodology when determining the grant or allocation of Options to NEOs. Other than the Option Plan, the Company does not offer any long-term incentive plans, share compensation plans, retirement plans, pension plans, or any other such benefit programs for NEOs.

Compensation of Directors

Compensation of directors of the Company is reviewed annually by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

In the Board’s view, there is, and has been, no need for the Company to design or implement a formal compensation program for directors. While the Board considers Option grants to directors under the Option Plan from time to time, the Board does not employ a prescribed methodology when determining the grant or allocation of Options. Other than the Option Plan, as discussed above, the Company does not offer any long-term incentive plans, share compensation plans or any other such benefit programs for directors.

Pension Plan Benefits

No pension, retirement or deferred compensation plans, including defined contribution plans, have been instituted by the Company and none are proposed at this time.

Securities Authorized for issuance under equity compensation plans

The following table sets out information with respect to all compensation plans under which equity securities are authorized for issuance as of February 28, 2021:

Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by securityholders	7,030,000	0.92	5,522,073
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	7,030,000	$0.92	5,522,073
(1)	Represents the amount of Common Shares available for issuance under the Option Plan, which reserves a number of Common Shares for issuance, pursuant to the exercise of Options, that is equal to 10% of the issued and outstanding Common Shares from time to time.

12

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, other than indebtedness that has been entirely repaid on or before the date of this information circular or “routine indebtedness”, as that term is defined in Form 51-102F5 of National Instrument 51-102 – Continuous Disclosure Obligations, none of

(a)	the individuals who are, or at any time since the beginning of the last financial year of the Company were, a director or officer;

(b)	the proposed nominees for election as directors; or

(c)	any associates of the foregoing persons,

is, or at any time since the beginning of the most recently completed financial year has been, indebted to the Company or any subsidiary of the Company (a “Subsidiary), or is a person whose indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any Subsidiary.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For purposes of the following discussion, “Informed Person” means:

(a)	a director or officer;

(b)	a director or executive officer of a person or company that is itself an Informed Person or a Subsidiary;

(c)	any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company, other than the voting securities held by the person or company as underwriter in the course of a distribution; and

(d)	the Company itself if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

Except as disclosed below, elsewhere herein or in the Notes to the Company's financial statements for the financial year ended February 28, 2021, none of

(a)	the Informed Persons of the Company;

(b)	the proposed nominees for election as a director; or

(c)	any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company or any subsidiary of the Company.

APPOINTMENT OF aUDITOR

Manning Elliott LLP, Chartered Professional Accountants (“Manning Elliott”) is currently the Company’s auditor. Management is recommending the re- appointment of Manning Elliott as auditors for the Company, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the Board. Management recommends the appointment, and the persons named in the enclosed form of Proxy intend to vote in favour of such appointment.

Management Contracts

Management functions of the Company and its subsidiaries are substantially performed by the Company’s directors and executive officers. During the year ended February 28, 2021, the Company did not enter into any contracts, agreements or arrangements with parties other than its directors and executive officers (or their personal holding company) for the provision of such management functions.

13

PARTICULARS OF MATTERS TO BE ACTED UPON

Presentation of Financial Statements

The audited financial statements of the Company for the financial years ended February 28, 2021 and 2020 (the “Financial Statements”) and the auditor’s reports thereon (the “Auditor’s Report”), will be presented to Shareholders at the Meeting.

The Financial Statements, Auditor's Report, and management’s discussion and analysis (“MD&A”) for the financial years ended February 28, 2020 and 2021 are available under the Company’s profile on SEDAR at www.sedar.com. The Notice of Annual General and Special Meeting of Shareholders, Circular, Request for Financial Statements (NI 51-102) and form of Proxy will be available from AST Trust Company, at 1 Toronto Street, Suite 1200, Toronto, Ontario, M5C 2V6 or from the office of the Company at Suite 1507, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3.

Appointment and Remuneration of Auditor

Shareholders will be asked to approve the re-appointment of Manning Elliott LLP, Chartered Professional Accountants as the auditor of the Company to hold office until the next Annual General Meeting of the Shareholders at remuneration to be fixed by the Board of Directors.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR appointing Manning Elliott LLP as the Company’s independent auditor for the ensuing year, and FOR authorizing the Board to fix the auditor’s pay.

Fixing the Number of Directors

Management proposes, and the persons named in the accompanying Proxy intend to vote in favour of, fixing the number of directors for the ensuing year at six (6). Although Management is nominating six (6) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR fixing the number of Directors at six for the ensuing year.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of directors at six (6). Although Management is nominating six individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

Each director of the Company is elected annually and holds office until the next annual general meeting of Shareholders or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR each of the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a director.

Information Concerning Nominees Submitted by Management

The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the province or state and country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. Each of the nominees are currently directors of the Company.

14

Name, Province and Country of ordinary residence(1), and positions held with the Company	Principal occupation and, IF NOT an elected Director, principal occupation during the past five years(1)	Date(s) serving as a Director(2)	No. of shares beneficially owned or controlled(1)
Andrew Bowering (3) (4) (5) British Columbia, Canada Chairman and Director	President of Bowering Projects Ltd. since 1993.	Since June 29, 2017	2,299,999
Simon Clarke (4) British Columbia, Canada Chief Executive Officer and Director	Chief Executive Officer of the Company.	Since June 25, 2020	200,000
Dr. Laurence Stefan (5) Lima, Peru President, Chief Operating Officer and Director	Formerly, President & CEO, Plateau Energy Metals Inc.	Since May 11, 2021	2,160,401
G.A. (Ben) Binninger (3) (4) California, U.S.A. Director	Former mining, energy, chemicals and technology executive.	Since Aug 20, 2020	300,000
Terrence O’Connor (3) (5) Saskatchewan, Canada Director	Technical Advisor to the Company. Director, Azincourt Energy Corp. since 2013; Former CEO & Director, Plateau Energy Metals Inc., Sept 2014 to May 11, 2021.	Since May 11, 2021	141,855
Alex Tsakumis British Columbia, Canada	Vice-President Investor Relations, Prime Mining Corp. since June 2020. Previously, Vice President of Corporate Development at the Belcarra Group of Companies (Barsele Minerals, Orex Minerals, Silver Viper Minerals and Dolly Varden Silver) from 2017 to 2020.	Nominee as director	Nil
(1)	This information, not being within the knowledge of the Company, has been furnished by the respective nominees. Information provided as at the Record Date.
(2)	The Company does not set expiry dates for the terms of office of directors. Each director holds office as long as he is elected annually by Shareholders at Annual General Meetings, unless his office is earlier vacated in accordance with the Articles of the Company.
(3)	Member of Audit Committee.
(4)	Member of the Nominating, Corporate Governance and Compensation Committee.
(5)	Member of the Health and Safety Committee.

Cease Trade Orders, Corporate and Personal Bankruptcies, Penalties and Sanctions

For purposes of the disclosure in this section, an “order” means a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, in each case that was in effect for a period of more than 30 consecutive days; and for purposes of item (a)(i) below, specifically includes a management cease trade order which applies to directors or executive officers of a relevant company that was in effect for a period of more than 30 consecutive days whether or not the proposed director was named in the order.

Except as disclosed herein, none of the proposed directors, including any personal holding company of a proposed director:

(a)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to an order that was issued while the proposed director was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

15

(ii)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as a director, chief executive officer or chief financial officer of the company; or

(b)	is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)	has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)	has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000, or before December 31, 2000 if the disclosure of which would likely be important to a reasonable security holder in deciding whether to vote for a proposed director, or

(e)	has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Stock Option Plan

Shareholders are being asked to pass an ordinary resolution re-approving the Company’s Option Plan which was initially implemented on November 12, 2013. There have been no changes to the Option Plan since it was previously approved by the Shareholders. The Option Plan is subject to the approval of the TSX Venture Exchange (the “Exchange”).

The following information is intended as a brief description of the Option Plan and is qualified in its entirety by the full text of the Option Plan, which will be available for review at the Meeting.

1.	The maximum number of Common Shares that may be issued upon the exercise of Options granted under the Option Plan shall not exceed ten percent (10%) of the issued and outstanding Common Shares of the Company at the time of grant, the exercise price of which, as determined by the Board in its sole discretion, shall not be less than the closing price of the Common Shares traded through the facilities of the Exchange prior to the announcement of the option grant, or, if the Common Shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

2.	The Board shall not grant Options to any one person in any twelve (12) month period which will, when exercised, exceed five percent (5%) of the issued and outstanding Common Shares or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed two percent (2%) of the issued and outstanding Common Shares.

3.	Upon expiry of an Option, or in the event an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Option Plan. All Options granted under the Option Plan may not have an expiry date exceeding five (5) years from the date on which the board of directors grant and announce the granting of the Option.

4.	If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), or ceases to be a consultant of the Company as the case may be, then the Option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Option Plan.

16

In accordance with the policies of the Exchange, a plan with a rolling ten (10%) maximum must be confirmed by the Shareholders at each annual general meeting.

The Stock Option Plan Resolution

At the Meeting, Shareholders will be asked to pass the following ordinary resolution to re-approve the Option Plan (the “Stock Option Plan Resolution”), substantially in the following form:

“BE IT RESOLVED THAT the Company’s Option Plan be and is hereby ratified, confirmed and approved with such additional provisions and amendments, provided that such are not inconsistent with the policies of the TSX Venture Exchange, as the directors of the Company may deem necessary or advisable.”

Management recommends that Shareholders approve the Stock Option Plan Resolution. If the Stock Option Plan Resolution is approved by Shareholders, the directors will have the authority, in their sole discretion, to implement or revoke the Stock Option Plan Resolution and otherwise implement or abandon the Option Plan.

In the absence of instructions to the contrary, the Proxyholders intend to vote the Common Shares represented by each Proxy, properly executed, FOR the Stock Option Plan Resolution.

Other Matters

As of the date of this Circular, management knows of no other matters to be acted upon at the Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the shares represented by the proxy.

AUDIT COMMITTEE DISCLOSURE

The Charter of the Company’s audit committee and other information required to be disclosed by National Instrument 52-110 – Audit Committees (“NI 52-110”) is attached to this Circular as Schedule “A”.

CORPORATE GOVERNANCE DISCLOSURE

The information required to be disclosed by National Instrument 58-101 – Disclosure of Corporate Governance Practices is attached to this Circular as Schedule “B”.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Copies of the Company’s Financial Statements and Management Discussion and Analysis may be obtained without charge upon request from the Company at Suite 1507, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3.

DIRECTOR APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Directors.

DATED at Vancouver, British Columbia, this 2nd day of August, 2021.

AMERICAN LITHIUM CORP.

/signed/ “Simon Clarke”

Simon Clarke
Chief Executive Officer

17

SCHEDULE “A”

FORM 52-110F2
AUDIT COMMITTEE DISCLOSURE
(VENTURE ISSUERS)

Item 1: The Audit Committee Charter

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of the Company. The role of the Committee is to provide oversight of the Company's financial management and of the design and implementation of an effective system of internal financial controls as well as to review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies. This includes helping directors meet their responsibilities, facilitating better communication between directors and the external auditor, enhancing the independence of the external auditor, increasing the credibility and objectivity of financial reports and strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them. The Company's external auditor is ultimately accountable to the Board and the Committee as representatives of the Company's shareholders.

Duties and Responsibilities

External Auditor

(a)	To recommend to the Board, for shareholder approval, an external auditor to examine the Company's accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and the Committee as representatives of the shareholders of the Company.

(b)	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c)	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

(d)	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

(e)	To obtain and review, at least annually, a written report by the external auditor setting out the auditor's internal quality-control procedures, any material issues raised by the auditor's internal quality-control reviews and the steps taken to resolve those issues.

(f)	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company's financial statements:

(i)	No member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

(ii)	No former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual's association with the external auditor;

(iii)	The Chief Financial Officer (“CFO”) must approve all office hires from the external auditor; and

(iv)	The CFO must report annually to the Committee on any hires within these guidelines during the preceding year.

(g)	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor.

Financial Information and Reporting

(a)	To review the Company's annual audited financial statements with the Chief Executive Officer (“CEO”) and CFO and then the full Board. The Committee will review the interim financial statements with the CEO and CFO.

(b)	To review and discuss with management and the external auditor, as appropriate:

(i)	The annual audited financial statements and the interim financial statements, including the accompanying management discussion and analysis; and

(ii)	Earnings guidance and other releases containing information taken from the Company's financial statements prior to their release.

(c)	To review the quality and not just the acceptability of the Company's financial reporting and accounting standards and principles and any proposed material changes to them or their application.

(d)	To review with the CFO any earnings guidance to be issued by the Company and any news release containing financial information taken from the Company's financial statements prior to the release of the financial statements to the public. In addition, the CFO must review with the Committee the substance of any presentations to analysts or rating agencies that contain a change in strategy or outlook.

Oversight

(a)	To review the internal audit staff functions, including:

	(i)	The purpose, authority and organizational reporting lines;

(ii)	The annual audit plan, budget and staffing; and

(iii)	The appointment and compensation of the controller, if any.

(b)	To review, with the CFO and others, as appropriate, the Company's internal system of audit controls and the results of internal audits.

(c)	To review and monitor the Company's major financial risks and risk management policies and the steps taken by management to mitigate those risks.

(d)	To meet at least annually with management (including the CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

(e)	In connection with its review of the annual audited financial statements and interim financial statements, the Committee will also review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company's disclosure and internal controls, including any material deficiencies or changes in those controls.

Membership

(a)	The Committee shall consist solely of three or more members of the Board, the majority of which the Board has determined has no material relationship with the Company and is otherwise “unrelated” or “independent” as required under applicable securities rules or applicable stock exchange rules.

2

(b)	Any member may be removed from office or replaced at any time by the Board and shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

(c)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

(d)	All members of the Committee must be “financially literate” (i.e., have the ability to read and understand a set of financial statements such as a balance sheet, an income statement and a cash flow statement).

Procedures

(a)	The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

(b)	The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair.

(c)	No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum, and provided that a majority of the members must be "independent" or "unrelated".

(d)	The Committee will meet as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

(e)	The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the articles of the Company or otherwise determined by resolution of the Board.

(f)	The Committee shall have the resources and authority necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

(g)	The Committee shall have access to any and all books and records of the Company necessary for the execution of the Committee's obligations and shall discuss with the CEO or the CFO such records and other matters considered appropriate.

(h)	The Committee has the authority to communicate directly with the internal and external auditors.

Reports

The Committee shall produce the following reports and provide them to the Board:

(a)	An annual performance evaluation of the Committee, which evaluation must compare the performance of the Committee with the requirements of this Charter. The performance evaluation should also recommend to the Board any improvements to this Charter deemed necessary or desirable by the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report.

(b)	A summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

3

Item 2: Composition of the Audit Committee

National Instrument 52-110 Audit Committees, (“NI 52-110”) provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company's Board, reasonably interfere with the exercise of the member's independent judgment.

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. The following sets out the members of the audit committee and their education and experience that is relevant to the performance of his responsibilities as an audit committee member.

The current members of the Audit Committee are Andrew Bowering, G.A. (Ben) Binninger and Terrence O’Connor, all of whom are financially literate as defined by NI 52-110. Messrs. Binninger and O’Connor are “independent” within the meaning of NI 52-110, while Mr. Bowering is not independent, as he is the former CFO of the Company.

Item 3: Relevant Education and Experience

The Instrument provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All members of the Audit Committee are considered financially literate and have been involved in enterprises which publicly report financial results, each of which requires a working understanding of, and ability to analyze and assess, financial information (including financial statements).

Andrew Bowering

Mr. Bowering has over 30 years of experience in the venture capital and public company arenas primarily in the mining sector with involvement in projects located around the globe. Mr. Bowering has held senior executive positions and directorships in numerous public companies involved in mineral exploration in Canada, the United States, Mexico and China. He has an in-depth knowledge of securities markets, regulatory affairs and investor/public relations. Mr. Bowering obtained a Bachelor's degree in Economics and Political Science from the University of British Columbia in 1986.

G.A. (Ben) Binninger

Mr. Binninger has more than 20 years in minerals development including lithium, potash and boron. He has extensive experience leading and creating technically sophisticated companies from a few million dollars to global enterprises of a billion dollars. Ben was former CCO for Rio Tinto Borax, CEO of Potash Minerals and was most recently on the advisory board for Millennial Lithium. Mr. Binninger holds an MBA from Harvard Business School with an emphasis in International Finance, and has also taught international business management at UCLA.

Terrence O’Connor

Mr. O’Connor, PGeo, MSc. is a professional geoscientist with over 30 years of experience in the exploration industry and was responsible for evaluating, directing and exploring for uranium deposits worldwide on behalf of Cameco. He has led new project generation from early exploration through discovery on multiple uranium projects and was also part of the discovery team for the Falchani project. Through former roles as CEO of Azincourt Uranium and Plateau Energy Metals, Mr. O’Connor has gained the necessary experience and knowledge to be considered financially literate and able to read and understand financial statements.

Item 4: Audit Committee Oversight

At no time during the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor (currently, Manning Elliott LLP, Chartered Professional Accountants) not adopted by the Board.

4

Item 5: Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), subsection 6.1.1(4) (Circumstance Affecting the Business or Operations of the Venture Issuer), subsection 6.1.1(5) (Events Outside Control of Member), subsection 6.1.1(6) (Death, Incapacity or Resignation), and any exemption, in whole or in part, in Part 8 (Exemptions).

Item 6: Pre-Approval Policies and Procedures

The Audit Committee has not adopted formal policies and procedures for the engagement of non-audit services. Subject to the requirements of the NI 52-110, the engagement of non-audit services is considered by, as applicable, the Board and the Audit Committee, on a case by case basis.

Item 7: External Auditor Service Fees (By Category)

The following table sets out the aggregate fees charged to the Company by the external auditor in each of the last two financial years for the category of fees described:

	FYE 2021	FYE 2020
Audit Fees(1)	31,000	30,000
Audit-Related Fees(2)	Nil	Nil
Tax fees(3)	16,000	14,300
All Other Fees(4)	Nil	Nil
Total Fees:	$47,000	$44,300

(1)	“Audit fees” include aggregate fees billed by the Company’s external auditor in each of the last two fiscal years for audit fees.

(2)	“Audited related fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company's external auditor that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under “Audit fees” above. The services provided include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the Company's external auditor for tax compliance, tax advice and tax planning. The services provided include tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All other fees” include the aggregate fees billed in each of the last two fiscal years for products and services provided by the Company's external auditor, other than “Audit fees”, “Audit related fees” and “Tax fees” above

Item 8: Exemption

During the most recently completed financial year, the Company relied on the exemption set out in section 6.1 of NI 52-110 with respect to compliance with the requirements of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations).

5

SCHEDULE “B”

FORM 58-101F2
CORPORATE GOVERNANCE DISCLOSURE
(VENTURE ISSUERS)

Overview

American Lithium, its Board and its management are committed to implementing best practices in corporate governance and transparency. The Board is responsible for the overall corporate governance of the Company and the Board regularly monitors and seeks to improve the Company’s corporate governance practices through the evaluation of regulatory developments and the practices of American Lithium’s peer companies. The Company, its Board and its management recognize the integral role of strong corporate governance practices in ensuring the Company is effectively managed with a view to achieving its strategic and risk oversight objectives and protecting its employees, Shareholders and other stakeholders.

The Board carries out its mandate and exercises its duties directly and through its committees. The Board has three standing committees:

•	Audit Committee
•	Nominating, Corporate Governance and Compensation Committee
•	Health, Safety and Sustainability Committee

The full text of American Lithium’s corporate governance policies and charters for each committee are available on the Company’s website at www.americanlithiumcorp.ca.

Item 1: Board of Directors

The board of directors of the Company (the “Board”) supervises the CEO and the CFO. Both the CEO and CFO are required to act in accordance with the scope of authority provided to them by the Board.

Director	Independence
Andrew Bowering	Not Independent, as he is the former CFO of the Company
Simon Clarke	Not Independent, as he is the CEO of the Company
Laurence Stefan	Not Independent, as he is the President and Chief Operating Officer of the Company
G.A. (Ben) Binninger	Independent
Terrence O’Connor	Independent

Item 2: Directorships

The following directors of the Company are currently directors of the following other reporting issuers:

Name	Other Reporting Issuer
Simon Clarke	Apollo Gold Corp.
Andrew Bowering	Cerro Mining Corp. Apollo Gold Corp. Prime Mining Corp. Canagold Resources Ltd. Canamera Energy Metals Ltd.
Terrence O’Connor	Azincourt Energy Corp.

Item 3: Orientation and Continuing Education

The Board does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with the Company’s corporate governance charters and policies, as well as such information as is considered necessary to ensure that they are familiar with the Company’s business and understand the responsibilities of the Board.

The Board does not have a formal program for the continuing education of its directors. The Company expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as members of the Board. Directors can consult with the Company’s professional advisors regarding their duties and responsibilities, as well as recent developments relevant to the Company and the Board.

Item 4: Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics (the “Code”) for its directors, officers, employees and consultants, a copy of which is given to each new director at the time of appointment and is available on the Company’s website at www.americanlithiumcorp.ca. The Chief Financial Officer and the Audit Committee are responsible for assisting the Board in dealing with conflicts, as well as reviewing and reassessing the adequacy of the Code annual and recommending any changes to the Board.

Item 5: Nomination Of Directors

The identification of potential candidates for nomination as directors of the Company is primarily done by the Nominating, Corporate Governance and Compensation Committee, but all directors are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals by business contacts.

Item 6: Compensation

The compensation of directors and the CEO is determined by the Nominating, Corporate Governance and Compensation Committee. Such compensation is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

Item 7: Other Board Committees

The Board does not have any other standing committees.

Item 8: Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the CEO and the Board as a whole.